[redacted]

14046086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 (MM/DD/YY) AND ENDING DECEMBER 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARCA CAPITAL INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 AVENUE OF THE AMERICAS, SUITE 2530
(No. and Street)

MIAMI	FLORIDA	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LUIS PIMENTEL (305) 416-6302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125,	MIAMI	FLORIDA	33144-2078
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2014
REGISTRATIONS BRANCH
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LUIS PIMENTEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARCA CAPITAL INVESTMENTS, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAJA CARACAS ASSETS MANAGEMENT
ARCA INTERNATIONAL BANK
CAJA CARACAS CASA DE BOLSA
EMILIO ANTELO
CAJA CARACAS INTERNATIONAL C.V.
ARCA CAPITAL SL

Signature

Chief Financial Officer
Title

Notary Public

ELKA LUCENA
Notary Public - State of Florida
My Commission Expires May 1, 2017
Commission # FF 013952

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARCA CAPITAL INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

ROTH, JONAS, MITTELBERG,
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ARCA CAPITAL INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders
of Arca Capital Investments, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Arca Capital Investments, Inc. (a Florida Corporation) which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United states of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arca Capital Investments, Inc. as of December 31, 2013 and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1,2 and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1,2 and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

January 29, 2014

ARCA CAPITAL INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

CURRENT ASSETS		
Cash in Banks	$ 413,853	
Deposit with Clearing Broker	500,000	
Due From Clearing Broker, No Allowance for Bad Debts Necessary	2,171,646	
Trading Securities Owned, Marketable at Quoted Market, Original Cost - $ 668,776	652,232	
Corporate Income Tax Credit Receivable	389,000	
Prepaid Expenses and Other Assets	152,545	
Lease Security Deposits	107,587	
Property and Equipment, at Cost, Net of Accumulated Depreciation of $46,612	106,821	
TOTAL ASSETS		$ 4,493,684

EXHIBIT "A"

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable - Trade	$ 25,390	
Accrued Expenses	63,773	
Total Liabilities		$ 89,163
STOCKHOLDER'S EQUITY		
Common Stock - $1 Par Value; Authorized - 1,000 Shares; Issued - and Outstanding - 1,000 Shares	$ 1,000	
Additional Paid-In Capital	9,212,246	
Retained Earnings (Deficit)	(4,808,725)	
Total Stockholder's Equity		4,404,521
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 4,493,684

The accompanying notes are an integral part of these financial statements.

EXHIBIT "B"

ARCA CAPITAL INVESTMENTS, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES		
Commissions and Fees	$ 59,774	
Firm and Investment Trading	499,444	
Interest and Dividends	61,761	
Other	29,120	
Total Revenues		$ 650,099
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 1,560,747	
Clearance, Quotation, and Communication Costs	334,168	
Occupancy Expense	165,588	
Taxes, Other than Income Taxes	520	
Depreciation	18,127	
Professional Fees	420,939	
Other Operating Expenses	320,474	
Total Operating Expenses		2,820,563
(LOSS) BEFORE CORPORATE INCOME TAX CREDIT		$ (2,170,464)
CORPORATE INCOME TAX CREDIT		389,000
NET (LOSS)		$ (1,781,464)

The accompanying notes are an integral part of these financial statements.

EXHIBIT "C"

ARCA CAPITAL INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance - January 1, 2013	1,000	$ 1,000	$ 9,212,246	$ (3,027,261)	$ 6,185,985
Net (Loss) for the Period	-	-	-	(1,781,464)	(1,781,464)
Balance - December 31, 2013	1,000	$ 1,000	$ 9,212,246	$ (4,808,725)	$ 4,404,521

The accompanying notes are an integral part of these financial statements.

EXHIBIT "D"

ARCA CAPITAL INVESTMENTS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES		
Net (Loss)	$ (1,781,464)	
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Depreciation	18,127	
(Decrease) in Unrealized Loss on Trading Securities Owned	(8,914)	
Changes in Operating Assets and Liabilities:		
(Increase) in Due From Clearing Broker	(1,825,957)	
Decrease in Trading Securities Owned, at Cost	1,362,024	
Decrease in Corporate Tax Refund Receivable	467,669	
(Increase) in Prepaid Expenses and Other Assets	(19,106)	
(Increase) in Lease Security Deposits	(82,587)	
Decrease in Utility Deposit	600	
(Decrease) in Accounts Payable and Accrued Expenses	45,934	
NET CASH (USED IN) OPERATING ACTIVITIES		$ (1,823,674)
INVESTING ACTIVITIES		
Purchase of Property and Equipment	$ (102,518)	
NET CASH (USED IN) FINANCING ACTIVITIES		(102,518)
(DECREASE) IN CASH		$ (1,926,192)
CASH AT BEGINNING OF YEAR		2,340,045
CASH AT END OF YEAR		$ 413,853

SUPPLEMENTAL CASH FLOW DISCLOSURES

NONE

The accompanying notes are an integral part of these financial statements.

ARCA CAPITAL INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Organization and Business - The Company was formerly known as IBG Trading, Inc., but changed its name in October 2010 to Bianco Financial, Inc. In April 16, 2008, pursuant to a Certificate of Conversion, the Company formerly a Limited Liability Company converted to a Florida for profit corporation. On January 17, 2013, the Company changed its name from Bianco Financial, Inc. to Arca Capital Investments, Inc.

The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker, and as such clears all transactions on a fully disclosed basis through a clearing firm and does not hold customer funds or customer securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Proprietary and customer securities transactions and related revenue and expense are recorded on a trade date basis. All trading, investment and restricted securities, if any, are valued at quoted market price and any unrealized gains or losses are included in revenues from firm trading.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation is as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

Government and Other Regulation - The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balances consist of cash held at two commercial banks.

Subsequent Events - The Company has evaluated subsequent events through the date the financial statements are issued.

Income Taxes - For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Loss Contingencies - Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Financial Instruments with Off-Balance-Sheet Risk - The Company, under its correspondent agreement with its clearing brokers, has agreed to indemnify the clearing brokers from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements.

NOTE 3 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2013, the Company's net capital was $ 3,551,091, which was $3,451,091 in excess of its required net capital of $100,000. At December 31, 2013, the Company's net capital ratio was .0235 to 1. At no time during the year ended December 31, 2013, was the Company's net capital short of its minimum requirement.

NOTE 4 - COMMITMENTS

The Company is currently obligated for a lease on premises it is no longer occupying under a lease expiring in March 2016. In July 2013, the Company entered into a new lease for new office space which expires in March 2025.

Minimum rentals under both leases are as follows:

Year Ended December 31	
2014	263,099
2015	271,880
2016	213,216
2017	197,617
2018	204,534
2019 and after	1,493,177
	$ 2,643,523

NOTE 5 - FULLY DISCLOSED CLEARING AGREEMENTS

In November 2010, the Company entered into a fully-disclosed clearing agreement with Penson Financial Services, Inc., subsequently acquired by Apex Clearing Corporation in the year 2012. This agreement requires the Company to maintain a deposit balance of $ 500,000 with Apex. The Company also has a fully-disclosed clearing agreement with Interactive Brokers which does not require the Company to maintain a deposit. The amount of deposit with Apex is reflected on the accompanying statement of financial condition under the caption "deposit with clearing broker".

NOTE 6 - FAIR VALUE

Fair Value Hierarchy - FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset occurs in the principal market for the asset or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets that the Company can access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset either directly or indirectly.

Level 3 - Unobservable inputs for the asset.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Trading securities owned at December 31, 2013, as shown in the accompanying financial statements have been valued using the valuation techniques as described in level 1 above.

NOTE 7 - INCOME TAXES

The Company files Federal and Florida corporate income tax returns. The Company's corporate tax credit is as follows:

Corporate Income Tax Credit Receivable	$ 389,000

As of December 31, 2013, the Company has a Federal net operating loss carry-forward of $ 630,000 and a Florida net operating loss carry-forward of 4,295,000 which will expire in years through 2028.

The Federal and State income tax returns of the Company for 2010 to 2012 are subject to examination by the Internal Revenue Service, generally for three years after the returns are filed.

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and for financial reporting purposes and for net operating losses available to offset future taxable income.

Temporary differences primarily related to the Company's Federal and State net operating loss carry-forwards give rise to a net deferred tax asset of $0, net of a valuation allowance of approximately $ 430,000.

NOTE 8 - CONCENTRATION OF CREDIT RISK

The company maintains its bank accounts at two (2) different financial institutions. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2013, the Company had uninsured funds of $142,545.

NOTE 9 - DATE OF MANAGEMENT'S REVIEW

The Company has evaluated subsequent events through January 29, 2014, which is the date the financial statements were available to be issued. There have been no subsequent events as of the date the financial statements were available to be issued which need to be disclosed in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

ARCA CAPITAL INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

NET CAPITAL		
Total Stockholder's Equity		$ 4,404,521
Add: Liabilities Subordinated to Claims of General Creditors		-
Total Capital and Allowable Subordinated Loans		$ 4,404,521
Less: Non-Allowable Assets and Other Deductions:		
1. Prepaid Expenses and Other Current Assets	$ 152,545	
2. Corporate Tax Refund Receivable	389,000	
3. Net Property and Equipment	106,821	
4. Lease Security Deposits	107,587	755,953
Net Capital Before Haircuts on Security Positions		$ 3,648,568
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f), including Blockage:		
1. Trading and Investment Securities:		
a. Exempted Securities	$ -	
b. Debt Securities	97,238	
c. Other Securities	239	97,477
Net Capital		$ 3,551,091

NOTE - There are no significant differences in the computation of adjusted net capital between the revised unaudited broker-dealer focus report and the audited annual report.

See Independent Auditors' Report

SCHEDULE 1
(Continued)

ARCA CAPITAL INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition:		
Accounts Payable	$ 25,390	
Accrued Expenses	57,941	
Total Aggregate Indebtedness		$ 83,331

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 5,556
Minimum Net Capital Requirement	$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)	$ 3,451,091
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Required	$ 3,431,091
Percentage of Aggregate Indebtedness to Net Capital	2.35%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

ARCA CAPITAL INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (i) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2013.

SCHEDULE 3

ARCA CAPITAL INVESTMENTS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through other broker-dealers on a fully disclosed basis. The clearing firms used during the year ended December 31, 2013 were Apex Clearing Corporation and Interactive Brokers.

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5 For a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

Board of Directors
Arca Capital Investments, Inc.

In planning and performing our audit of the financial statements of Arca Capital Investments, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

January 29, 2014

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

RELATED TO AN ENTITY'S SIPC ASSESSMENT REGULATION

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Independent Auditor's Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
Arca Capital Investments, Inc.
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2013, which were agreed to by Arca Capital Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Arca Capital Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Arca Capital Investments, Inc.'s management is responsible for the Arca Capital Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries, including cash disbursement journals and copies of the checks issued in payment, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including Company prepared unaudited interim focus reports and profit and loss statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other then these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

January 29, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053110 FINRA DEC
ARCA CAPITAL INVESTMENTS INC 13*13
WELLS FARGO CENTER
333 AVENUE OF THE AMERICAS STE 2530
MIAMI FL 33131-2179

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,262.54

B. Less payment made with SIPC-6 filed (**exclude interest**) (788.94)
07/25/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 473.60

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 473.60

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ARCA Capital Investments, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29 day of January, 20 14.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 650,099
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	145,083
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	145,083
2d. SIPC Net Operating Revenues	$ 505,016
2e. General Assessment @ .0025	$ 1,262.54

(to page 1, line 2.A.)